June 16, 2005

Mr. Jeffrey Rielder

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Sports Source, Inc.
Registration Statement on Form SB-2 filed May 23, 2005
File No. 333-125131

Dear Mr. Riedler:

We represent Sports Source, Inc. (“Sports Source”) We are in receipt of your letter dated June 10, 2005 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page

1.

Currently, you provide the penny stock disclosure in three different places: on your prospectus cover page, in a risk factor on page 5, and on page 6. Please eliminate the repetition. Typically, this information is not on the cover page, but if you choose to leave it there, you do not need to repeat elsewhere.

Answer:                The penny stock disclosure has been removed from the prospectus cover page.

Risk Factors, page 2

2.	We note from page 12 that you do not plan to pay dividends. Please include a risk factor stating that any profit from an investment in your company will need to come from an increase in share value.

Answer:                  A risk factor has been added disclosing that the Company does not intend to pay dividends and that any profit from an investment in the Company will need to come from an increase in share value.

We will require financing to achieve....page 3

3.	Please discuss the adverse effects of raising funds, such as dilution, in a separate risk factor.

Answer:                A separate risk factor has been added to discuss the adverse effects of raising funds.

Our success depends upon our ability to attract and hire key personnel.....page 4

4.

If you have had any material difficulties attracting and hiring key personnel, please disclose that fact and discuss the situation. Also, if you have limited experience in recruiting key personnel, you should disclose that fact.

Answer:                To date the Company has not attempted to hire key personnel and therefore this risk factor has not been revised to disclose the Company has had material difficulties in hiring key personnel. This risk factor has been revised to disclose that management has limited experience in recruiting key personnel.

The offering price of the shares was arbitrarily determined....page 5

5.

We note the reference to Source Atlantic, Inc. As this is the first and only time Source Atlantic is mentioned in this document, please explain who that company is and how its value affects your stock’s value. Alternatively, if this reference was included by accident, please delete it.

Answer:                This reference has been deleted since this reference was included by accident.

Directors, Executive Officers, Promoters, and Control Persons, page 9

6.	Please disclose Mr. Tubbs’ business experience during the past five years, and include the dates when he served in each position.

Answer:                 This section has been revised to disclose Mr. Tubbs’ business experience during the past five years including the dates when he served in each position.

Description of Business, page 13

7.

Please define fantasy sports. Also, please explain how you anticipate the fantasy sports concept will enable you to generate revenue and ultimately a profit. Finally, please explain what incentives you intend to provide to encourage or what motivational factors you expect will operate to cause people to play your fantasy sports games.

Answer:                 This section has been revised to define fantasy sports and to explain how the Company anticipates the fantasy sports concept will enable it to generate revenue. In addition, this section has been revised to explain what incentives the Company intends to provide to encourage cause people to play the Company’s fantasy sports games.

8.

We note you will launch the second stage of your operations “[a]s the site grows its user base and reputation within the industry.” on page 16, you estimate you will launch the second phase in 2006, but you state it will depend on how quickly you are able to develop a user base. Please give a more specific, objective explanation of how you will determine it is time to launch the second phase of your business plan. For example, specify the approximate number of users, the number of daily visits to the site, the amount of revenues, or other indications the will trigger the launch of the second phase.

Answer:                  This section has been revised to disclose a more specific, objective explanation of how the Company will determine when it is time to launch the second phase of its business plan.

9.

We note the statement that your website presently offers sports headlines, news stories by sports, sports scores, links and reviews for leading online fantasy games, game lines, a message forum, and tickets with news and scores. Although we can see the links to leading games, we are unable to locate the reviews for these games. Also, we are unable to locate the game lines and message forum. If these features are operational on your website, please tell us how we can locate them. If they are not operational, please revise your filing to clarify this fact.

Answer:                 This section has been revised to clarify that reviews of other fantasy games are not currently listed on the website but that the Company anticipates that they will be posted shortly and that there is a section where users can posts their own reviews of fantasy games on the market. The game lines are available via the “Sports Odds” link on the header of our website and can be found at this URL (http://www.fantasysportsdoc.com/fantasy-sports-odds.php ). The message forum can be accessed by clicking on the “Message Board” graphic on the upper right-hand side of the homepage, as well as at this URL( http://p097.ezboard.com/bfantasysportsdocforum).

10.	Where you identify on page 14 classified ads fees as a potential source of revenue, please disclose what type of classified ads you expect to be able to list on your webpage.

Answer:                  This section has been revised to identify what type of classified ads the Company expects to be able to list on its webpage.

Management Discussion and Analysis, page 16

11.

On page 17, you state you have enough funds to satisfy minimum cash requirements over the next twelve months. It is unclear what “minimum cash requirements” means. Instead of using this term, please provide your best estimate in each bullet of what you will need in 2005 and 2006, as applicable, for the activities described in that bullet and then provide in the last paragraph an aggregate amount you will need in 2005 and 2006.

Answer:	The reference to minimum cash requirements has been deleted and each bullet has been revised to disclose a best estimate of what will be needed in 2005 and 2006.

Description of Property, page 17

12.

We note that you are currently being provided with office space at no charge to the company. All costs of doing business should be reflected in your historical financial statements. Please refer to SAB 1B.1.

Answer:                Prior to December 31, 2004, the Company had no operations. During 2005, the Company has recorded an in-kind contribution by its president for the fair value of the space used by the Company.

13.	Please identify the property owner who provides the office space to you at no charge.

Answer:                  This section has been revised to disclose that the Company maintains space at the office of John Hughes.

Signatures, page 26

14.

Your controller or principal accounting officer is required to sign the registration statements, and the signature should include a caption stating this title. We presume this individual is Mr. Tubbs. Therefore, please add the title of “controller” or “principal accounting officer” to Mr. Tubbs’s signature. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Answer:                The caption has been revised to add Mr. Tubbs as the principal accounting officer.

Financial Statements, page 2

15.	Please provide updated audited financial statements and financial information for a period within 135 days of filing your initial registration statement. Refer to Rule 3-10(a) of Regulation S-B.

Answer:                The financial statements are within 135 days from the filing of the initial registration statement.

Note 6. Going Concern, page 8

16.	Please clarify what actions are presently being taken to obtain funding and implement its strategic plans.

Answer:                The going concern footnote in both the March and December financials have been revised to clarify what actions are currently being taken to obtain additional equity financing and implement our strategic plan.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/   Gregg E. Jaclin

GREGG E. JACLIN

GEJ/tf